                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2008


                           PETROCHINA COMPANY LIMITED


                         16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to its acquisition of Refined Products Sales Assets and Business from CNPC.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     PetroChina Company Limited


Dated: June 12, 2008                                 By:    /s/ Li Huaiqi
                                                            ------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.


                        (PETROCHINA COMPANY LIMITED LOGO)
                           PETROCHINA COMPANY LIMITED

                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                                (STOCK CODE: 857)

                              CONNECTED TRANSACTION
            ACQUISITION OF REFINED PRODUCTS SALES ASSETS AND BUSINESS


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The Board announces that the Company has entered into the Acquisition Agreement with CNPC on 10 June 2008, pursuant to which the Company has agreed to acquire the Refined Products Sales Assets and Business from CNPC. Upon completion of the Acquisition Agreement, the Company will pay consideration in the sum of RMB1,004,530,000 (approximately HK$1,116,144,444) to CNPC, representing the value of the net assets of the Refined Products Sales Assets and Business as at the Valuation Date. The parties will adjust the consideration by reference to the net assets generated by the Refined Products Sales Assets and Business for the period from the Valuation Date to the Completion Date as shown in the management accounts.

CNPC is the controlling shareholder of the Company holding 86.29% of the issued share capital of the Company as at the date of this announcement. Pursuant to the Listing Rules, CNPC is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company.

Since the applicable percentage ratio for the Acquisition is more than 0.1% but less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under the Listing Rules.
--------------------------------------------------------------------------------


ACQUISITION AGREEMENT

DATE

10 June 2008

PARTIES

Vendor:       CNPC

Purchaser:    the Company

THE ACQUISITION AND ASSETS TO BE ACQUIRED

Subject to satisfaction of the conditions precedent under the Acquisition Agreement, the Company has agreed to acquire, and CNPC has agreed to sell and to procure the sale by the related entities of CNPC, the assets and operations of the refined products marketing operations and assets owned by entities held by CNPC located in 16 provinces, municipalities and autonomous regions in the PRC. The Refined Products Sales Assets and Business mainly comprise 208 units of service stations and 25 units of oil tanks, of which including the equity interests in the following 8 companies whose principal businesses are refining and marketing of refined products:

     1. 15.67% interest in Zhongyou Beijing Sales Company Limited (CHINESE CHARACTERS)

     2. 35.64% interest in Shanghai Oil and Gas Bailianjing Service Station Company Limited (CHINESE CHARACTERS)

     3. 49% interest in Shanghai Zhongyou Oil and Gas Enterprise Company Limited (CHINESE CHARACTERS)

     4. 75% interest in Shanghai Zhongyou Taihe Service Station Company Limited (CHINESE CHARACTERS)

     5. 100% interest in Dalian Economic and Technology Development Zone LPG and Petroleum General Company (CHINESE CHARACTERS)

     6.   100% interest in Hebei Zhongyou Sales Company Limited (CHINESE
          CHARACTERS)

     7. 100% interest in Beijing Huayou Petroleum Company Limited (CHINESE CHARACTERS)

     8. 100% interest in Tianjin Huabei New Petroleum Technologies Development Enterprise General Company (CHINESE CHARACTERS)

          (each a "SUBJECT COMPANY" and together the "SUBJECT COMPANIES")


CONSIDERATION

The Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms. Pursuant to the Acquisition Agreement, the Company will pay consideration in the sum of RMB1,004,530,000 (approximately HK$1,116,144,444) to CNPC, representing the net asset value of the Refined Products Sales Assets and Business as at the Valuation Date. The parties will adjust the consideration by reference to the net assets generated by the Refined Products Sales Assets and Business for the period from the Valuation Date to the Completion Date as shown in the management accounts for that period. The Company will pay the consideration together with the adjustment to the consideration in cash to CNPC out of the internal resources of the Company. The adjustment to the consideration is expected to be paid by the Company to CNPC within one month after the Completion Date. After taking into account the above adjustments, the consideration is expected to be less than 2.5% of the relevant percentage ratio of the Company.

In the event the net assets generated by the Refined Products Sales Assets and Business for the period from the Valuation Date to the Completion Date as shown in the management accounts for that period is higher than the value of the net assets of the Refined Products Sales Assets and Business as at the Valuation Date, the Company shall pay such difference in cash to CNPC and vice versa on a dollar for dollar basis. The above consideration was determined based on the valuation report as of the Valuation Date prepared by China Enterprises Appraisal Company Inc., Beijing, an independent valuer.

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

According to the audited reports of Zhongtianyun Accountants Limited (CHINESE CHARACTERS) and Beijing Tianyuanquan Accountants Limited (CHINESE CHARACTERS), as at the Valuation Date, the total audited net book value (prepared based on the PRC GAAP) of the Refined Products Sales Assets and Business to be acquired under the Acquisition is RMB924,040,000 (approximately HK$1,026,711,111).

According to the valuation prepared by China Enterprises Appraisal Company Inc., Beijing, as at the Valuation Date, the valuation amount of the Refined Products Sales Assets and Business is RMB1,004,530,000 (approximately HK$1,116,144,444) which is mainly based on replacement cost valuation method, with an appreciation of RMB80,490,000 (approximately HK$89,433,333) or appreciation rate of 8.71%. The Refined Products Sales Assets and Business can be divided into two categories. The first category is equity interest related assets with an audited net book value of RMB208,380,000 (approximately HK$231,533,333) and a valuation amount of RMB232,580,000 (approximately HK$258,422,222), with an appreciation of RMB24,200,000 (approximately HK$26,888,889) or appreciation rate of 11.62%. The second category is non-equity related assets with an audited net book value of RMB715,660,000 (approximately HK$795,177,778) and a valuation amount of RMB771,950,000 (approximately HK$857,722,222), with an appreciation of RMB56,290,000 (approximately HK$62,544,444) or appreciation rate of 7.86%. As the Company considers the value of the relevant assets does not fluctuate substantially over time, the valuation prepared by reference to the Valuation Date is considered to be reasonable.

The unaudited net profit before and after tax of the Subject Companies for the financial year ended 31 December 2006 amounted to approximately RMB16,737,405 (approximately HK$18,597,177) and RMB5,729,334 (approximately HK$6,365,927) respectively. The unaudited net profit before tax of the Subject Companies for the financial year ended 31 December 2007 amounted to approximately RMB5,106,329 (approximately HK$5,673,699) and their unaudited net loss after tax amounted to RMB2,644,068 (approximately HK$2,937,853). The above figures were based on the management accounts of the Subject Companies for the respective financial year prepared in accordance with the PRC GAAP. The Company understands that, as the remaining of the Refined Products Sales Assets and Business are not separate accounting entities, the relevant sellers do not have separate information on the net profit/loss before and after tax that is attributable to these remaining Refined Products Sales Assets and Business.

The original purchase cost of these assets, reflected from the aggregate of the paid-up capital in the accounts of the Subject Companies, amounted to approximately RMB147,651,100 (approximately HK$164,056,778). As CNPC developed the Refined Products Sales Assets and Business over a number of years in the past, the original purchase cost of these assets (other than the paid-up capital of the Subject Companies) was unavailable.


CONDITIONS PRECEDENT TO COMPLETION OF THE ACQUISITION AGREEMENT

Completion of the Acquisition Agreement is subject to the satisfaction of certain conditions precedent, including:

(a) the Company having obtained all necessary consents and approvals from all relevant parties in connection with the transfer of the assets of the Refined Products Sales Assets and Business including without limitation, approval within CNPC, the other shareholders in respect of transfer of the equity interests in the Subject Companies and other internal approvals and having

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
     completed the filing of the valuation report of the Refined Products Sales Assets and Business with SASAC and obtained approval from SASAC in relation to the transfer by means of agreement; and

(b) the representations, warranties and undertakings given by CNPC being true, accurate, complete and valid as at the date of completion.


COMPLETION

Completion shall take place on the date on which all conditions precedent of the Acquisition Agreement are satisfied and the Company shall pay the Consideration, which day shall not be later than 30 business days after the fulfillment of all the conditions precedent.


REASONS FOR THE ACQUISITION AND BENEFIT TO THE COMPANY

The Board considers that the acquisition of the assets of the Refined Products Sales Assets and Business is in line with the development strategies of the Group as a whole.

The Acquisition enables the Company to further leverage on its economy of scale, to strength control over the sales end of refined oil, and achieve intensive operations, professional management in the sale of refined oil and coordinating development targets as a whole. The Acquisition enables efficient allocation of resources by the Company, enhances competitiveness and control at the end market, brings new development opportunities and strengthens the ability to generate yield to shareholders.

The Acquisition will also reduce connected transactions between CNPC and the Company to a certain extent and to minimize competition. Upon completion of the Acquisition, CNPC will cease to engage in operations in relation to the marketing of refined products.


RELATIONSHIP BETWEEN THE PARTIES AND CONNECTED TRANSACTION

CNPC is the controlling shareholder (as defined in the Listing Rules) of the Company holding 86.29% of the issued share capital of the Company. Pursuant to the Listing Rules, CNPC is a connected person of the Company and the Acquisition constitutes a connected transaction of the Company. Since the applicable percentage ratio for the Acquisition is more than 0.1% but less than 2.5% for the Group, the Company is only subject to the reporting and announcement requirement and is exempt from the independent shareholders' approval requirement under the Listing Rules.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Acquisition Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.


INFORMATION ON THE COMPANY

BUSINESS OF THE COMPANY

The Company is principally engaged in petroleum and natural gas-related activities, including:

(a) the exploration, development, production and sale of crude oil and natural gas;

(b) the refining, transportation, storage and marketing of crude oil and petroleum products;

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

(c) the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(d)  the transmission of natural gas and crude oil, and the sale of natural gas.


BUSINESS OF CNPC

The principal business activities of CNPC and its subsidiaries include a broad spectrum of upstream and downstream activities, domestic marketing and international trade, provision of operational services and technical support, and equipment manufacturing and supply. The group is also a major producer and supplier of petrochemical products.


DEFINITIONS

In this announcement, unless otherwise defined, the following terms shall have the following meanings:

"Acquisition"                    the acquisition of the interests and assets of
                                 the Refined Products Sales Assets and Business
                                 from CNPC and its related entities by the
                                 Company pursuant to the Acquisition Agreement

"Acquisition Agreement"          the acquisition agreement dated 10 June 2008
                                 entered into between the Company and CNPC in
                                 respect of the Acquisition

"Board"                          the board of directors of the Company,
                                 including the independent non-executive
                                 directors of the Company

"CNPC" China National Petroleum Corporation, a State-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company

"Company"                        PetroChina Company Limited, a joint stock
                                 limited company incorporated in the PRC under
                                 the Company Law of the PRC, and listed on the
                                 Shanghai Stock Exchange and main board of The
                                 Stock Exchange of Hong Kong Limited with
                                 American depository shares listed on the New
                                 York Stock Exchange, and its subsidiaries

"Completion Date"                the date on which all conditions precedent of
                                 the Acquisition Agreement are satisfied and the
                                 Company shall pay the Consideration, which day
                                 shall not be later than 30 business days after
                                 the fulfillment of all the conditions
                                 precedent

"Listing Rules"                  the Rules Governing the Listing of Securities
                                 on The Stock Exchange of Hong Kong Limited

"Refined Products Sales          assets and business of the refined products
Assets and Business"             marketing operations owned by entities held by
                                 CNPC located in 16 provinces, municipalities
                                 and autonomous regions in the PRC, comprising
                                 208 units of service stations and 25 units of
                                 oil tanks, of which including the equity
                                 interests in the following 8 companies whose
                                 principal businesses are refining and marketing
                                 of refined products

                                 (1)  15.67% interest in Zhongyou Beijing Sales
                                      Company Limited (CHINESE CHARACTERS)
                                 (2)  35.64% interest in Shanghai Oil and Gas
                                      Bailianjing Service Station Company
                                      Limited (CHINESE CHARACTERS)
                                 (3)  49% interest in Shanghai Zhongyou Oil and
                                      Gas Enterprise Company Limited (CHINESE
                                      CHARACTERS)
                                 (4)  75% interest in Shanghai Zhongyou Taihe
                                      Service Station Company Limited
                                      (CHINESE CHARACTERS)
                                 (5)  100% interest in Dalian Economic and
                                      Technology Development Zone LPG and
                                      Petroleum General Company (CHINESE
                                      CHARACTERS)
                                 (6)  100% interest in Hebei Zhongyou Sales
                                      Company Limited (CHINESE CHARACTERS)
                                 (7)  100% interest in Beijing Huayou Petroleum
                                      Company Limited (CHINESE CHARACTERS)
                                 (8)  100% interest in Tianjin Huabei New
                                      Petroleum Technologies Development
                                      Enterprise General Company (CHINESE
                                      CHARACTERS)

"PRC"                            The People's Republic of China

"PRC GAAP"                       the China accounting standards

"SASAC"                          the State-owned Asset Supervision and
                                 Administration Commission of the State Council

"Valuation Date"                 (1)  in respect of the 100% interest in Hebei
                                      Zhongyou Sales Company Limited (CHINESE
                                      CHARACTERS), refers to 31 July 2007
                                 (2)  in respect of the 100% interest in Beijing
                                      Huayou Petroleum Company Limited (CHINESE
                                      CHARACTERS), the 100% interest in Tianjin
                                      Huabei New Petroleum Technologies
                                      Development Enterprise General Company
                                      (CHINESE CHARACTERS) and the assets
                                      associated with the Yizhuang Service
                                      Station (CHINESE CHARACTERS) owned by
                                      China Petrochemical Company (CHINESE
                                      CHARACTERS) under China Huayou Group
                                      (CHINESE CHARACTERS), refers to 31 August
                                      2007
                                 (3)  in respect of other Refined Products Sales
                                      Assets and Business, refers to 31 December
                                      2007

"HK$"                            Hong Kong dollars, the lawful currency of Hong
                                 Kong Special Administrative Region, PRC

"RMB"                            Renminbi, the lawful currency of the PRC

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

                                              By order of the Board
                                           PETROCHINA COMPANY LIMITED
                                                    LI HUAIQI
                                                Company Secretary
10 June 2008
Beijing, the PRC

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

In this announcement, RMB has been translated into HK$ at the rate close to the date of the Acquisition Agreement of HK$1= RMB0.9 for reference purpose only.

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